Cue Energy Resources Limited

A.B.N. 4[illegible] 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

[redacted]

08006182

26 November 2008

SUPPL

SEC
Mail Processing
Section
DEC 03 2008
Washington, DC
101

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

PROCESSED
DEC 1 2 2008
THOMSON REUTERS

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Cue Annual General Meeting of Shareholders

10.30am, 26 November 2008

Melbourne Australia

Chairman's Address

Good morning ladies and gentlemen, welcome to the 27th Annual General Meeting of members of Cue Energy Resources Limited.

My name is Leon Musca and I am a non-executive director of the Company.

The standing chairman, Richard Tweedie regrets that he is unable to be here today and sends his apologies. As a consequence, it is my pleasure to act as Chairman of this meeting today.

Before I continue let me first introduce you to the Company's Board members and senior management.

In the past year, Cue has experienced a very significant increase in its oil production and consequently in its sales revenue. In fact the Company's revenue increased almost 500% from A$7.8 million in financial year 2007 to A$38.4 million for financial year 2008. This resulted in a net profit of A$11.7 million, being a record for the Company.

The increase was primarily driven by the new oil production from the Oyong field in Indonesia since end of September 2007, but in part also attributable to the record crude oil prices experienced over the year.

The gas development phase of the Oyong field is well underway also and we expect first gas production in the third quarter of 2009.

We also anticipate additional oil production and sales revenue to accrue to the Company from around mid 2009 when the Maari field in New Zealand is expected to reach full oil production.

Our current budget projections are for total revenue of about A$55 million in calendar year 2009 and about A$85 million in 2010. These projection estimates are based on various assumptions, including on an oil price of USD$60 per barrel, timely completion of Maari development drilling, achievement of production targets, and of course, stability in the current exchange rate and the oil price.

Having regard to today's volatile and uncertain markets and depressed oil prices, it would of course be folly to presently attempt future profitability projections.

The Company is facing ongoing capital development costs in New Zealand for the Maari project to mid 2009 and in Indonesia for the Oyong and Wortel gas development projects to end of 2010. We are fortunate though that the Company enjoys revenue from established oil production and has project financing in place for the Maari field development.
Nevertheless the Board will of course consider funding opportunities should changed circumstances necessitate a requirement for additional funds.

It is pleasing to note that Cue does have a diverse portfolio of well balanced quality assets ranging from producing oil fields to exploration areas, plus discovered gas resources, that in time can be monetized. In addition, our exploration drilling programme in 2008 and for 2009 has the potential to replace our current oil reserves and to substantially increase our gas resources.

As a Board we are cognizant of the current difficult global economic times and we are putting in place measures to monitor and reduce discretionary spending where possible and also to contain costs. However, despite the stressed current economic circumstances, the Company is well placed to resume its path of growth and enhancement of shareholder value following stability and an upswing in economic conditions.

Finally, I would like to take this opportunity to publicly and formally thank the management and staff of the Company for their hard work and dedication and, secondly, all shareholders of the Company, for their continuing support.

L. Musca
Chairman

Cue Energy Resources Limited
A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

26 November 2008

Australian Stock Exchange Ltd
Company Announcement Office
Exchange Centre
2 Bond Street
Sydney NSW 2000

Outcome of Resolutions
Annual General Meeting - 26 November 2008

All resolutions put to shareholders were passed.

The total number of proxy votes, in respect of which the appointments specified that:

Resolution 1 – Received and Adopt the Remuneration Report for the Year Ended 30 June 2008

The proxy is to vote for the resolution:	222,099,667
The proxy is to vote against the resolution:	129,400
The proxy is to abstain on the resolution:	30,000
The proxy is to vote at the proxy's discretion:	-

Resolution 2 - Re-election of Director Mr E Geoffrey Albers

The proxy is to vote for the resolution:	222,257,417
The proxy is to vote against the resolution:	1,650
The proxy is to abstain on the resolution:	-
The proxy may vote at the proxy's discretion:	-

By Order of the Board

Andrew Knox
Public Officer

DISCLAIMER & IMPORTANT NOTICE

Various statements in this document constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve known risks, expectations, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or impliedly portrayed herein.

Some of the more important of these risks, expectations and uncertainties are pricing and production levels from the properties in which the Company has interests, and the extent of the recoverable reserves at those properties. In addition, the Company has a number of exploration permits. Exploration for oil and gas is expensive, speculative and subject to a wide range of risks. Individual investors should consider these matters in light of their personal circumstances (including financial and taxation affairs) and seek professional advice from their accountant, lawyer or other professional adviser as to the suitability for them of an investment in the Company.

CORPORATE UPDATE

CUE ENERGY STATISTICS

20 Largest Shareholders Update

	Shareholder	Ordinary Shares	Percentage Held
1	Todd Petroleum Mining Company Limited	135,919,429	21.63%
2	UOB Kay Hian Private Limited	92,866,805	14.78%
3	Octanex NL	36,380,140	5.79%
4	Todd Tasman Oil Ltd	21,600,000	3.44%
5	ANZ Nominees Limited	16,921,564	2.69%
6	CIMB-GK Securities Pte Ltd	15,089,871	2.40%
7	Berne No 132 Nominees Pty Ltd	13,368,397	2.13%
8	Portfolio Securities Pty Ltd	10,737,130	1.71%
9	Ernest Geoffrey Albers	10,083,647	1.61%
10	Custodial Services Limited	9,395,399	1.50%
11	Mr Colin MacEwan & Ms Bronwyn Beder	7,475,000	1.19%
12	Citicorp Nominees Pty Limited	6,517,114	1.04%
13	HSBC Custody Nominees	5,757,293	0.92%
14	JP Morgan Nominees Australia Limited	4,329,235	0.69%
15	Trust Company of Australia Ltd	3,230,000	0.51%
16	National Nominees Limited	3,004,167	0.48%
17	SCFI Pty Ltd	2,800,000	0.45%
18	Mr Neil Clifford Abbott & Gellert Ivanson Trustee	2,300,000	0.37%
19	Reviresco Nominees Pty Ltd	2,250,000	0.36%
20	Mr Richard Tweedie	2,163,704	0.34%

Australian Registered Company

Shareholders	4,717
Listings	Australia/PNG
Ordinary Shares	628.2 Million
Top 20 Shareholders	402 Million (64%)

Top 2 Shareholders

Todd Petroleum	25%
Singapore Petroleum	15%
Market Capitalisation @ A0.115 cents	A$72 Million
Cash at 30 Sep 2008	A$19.1 Million
Project Loan Facility	US$20 Million
Employees	7

DIRECTORS & EXECUTIVES

NON EXECUTIVE CHAIRMAN

Richard Tweedie LL.B — MD Todd Energy NZ – 25% of shares

NON EXECUTIVE DIRECTORS

Geoffrey Albers LL.B — Founder – 7.7% of shares

Leon Musca LL.B — Lawyer - 1.6% of shares

CHIEF EXECUTIVE OFFICER

Bob Coppin B Sc (Hons) — 40 years experience, oil & gas; Joined Cue 1994

CHIEF FINANCIAL OFFICER

Andrew Knox B Com — 24 years experience, oil & gas; Joined Cue 1994

EXPLORATION MANAGER

Terry White B Sc (Hons) — 27 years experience, oil & gas; Joined Cue 2008

… very experienced team

GROWTH PLAN

… Australasian & SE Asian Focus

To develop a highly valued E & P company with market capitalization greater than A$ 500 million

1. Indigenous Growth

EXPLORATION

APPRAISAL

DEVELOPMENT

PRODUCTION

2. Acquisitions / Mergers

… balanced portfolio

CUE HYDROCARBON INVENTORY

OIL RESERVES


0.37 mmbls (2P*)
Oyong
(Indonesia)
0.20 mmbls (2P)
SE Gobe
(PNG)
2.5 mmbls (2P)
Maari
(New Zealand)
1P Reserves 2.18 mmbls (71%)

... drives cashflow increase

GAS RESOURCES


~30 BCF
(2P equiv)
Kimu
(PNG)
2.5 BCF
SE Gobe
(PNG)
120 BCF
(2P equiv)
Maple/ Cash
(Australia)
120 BCF
(2P equiv)
Barikewa
(PNG)
12 BCF 2P*
Oyong
(Indonesia)
12 BCF*
(2P equiv)
Wortel
(Indonesia)

* Cue estimate after government take

...Large future gas potential

NET OIL PRODUCTION FORECAST



SE Gobe# Oyong¤ Maari#
... Plus gas production 2009 onwards
Barrels of Oil Per Year X 1000
700
600
500
400
300
200
100
0
2008
2009
2010
2011
2012
2013
2014
2015
-2000
-1500
-1000
- 500
Barrels of Oil Per Day

\# Cue estimate

¤ Cue entitlement estimate (after government take)

... substantial cash flow increase 2008 onwards

NET GAS PRODUCTION FORECAST



Billion Cubic Feet Per Year
Oyong
Wortel
0
1
2
3
4
5
2008
2009
2010
2011
2012
2013
2014
2015
- 250
- 500
- 750
Barrels of Oil Equivalent Per Year
X 1000

¤ Cue entitlement estimate after government take, using contract and estimated gas prices.

... added cashflow

PROJECT UPDATES

ASSET LOCATION MAP



MALAYSIA
INDONESIA
IRIAN JAYA
PNG
PORT MORESBY
DARWIN
N.T.
QLD
W.A.
S.A.
N.S.W.
VIC
TAS
BRISBANE
PERTH
ADELAIDE
SYDNEY
CANBERRA
MELBOURNE
HOBART
OIL, GAS PRODUCTION Sampang PSC Cue 15%
CONTINGENT GAS RESOURCE AC/RL 7 Cue 20%
EXPLORATION WA-389-P *Cue 100%
EXPLORATION WA-409-P *Cue 50%
EXPLORATION WA-359-P WA-360-P Cue 20%
EXPLORATION WA-361-P Cue 15%
OIL PRODUCTION PDL3 Cue 5.568892% (SE Gobe Unit 3.285651%)
EXPLORATION PPL190 Cue 10.947%
CONTINGENT GAS RESOURCE PRL9 Cue 14.894%
CONTINGENT GAS RESOURCE PRL8 Cue 10.72%
EXPLORATION T/37P & T/38P * Cue 50%
OIL PRODUCTION/ APPRAISAL PMP 38160/ PEP 38413 Cue 5%
EXPLORATION PEP 38494 Cue 20%

* Operator

PAPUA NEW GUINEA


PNG
NT
QLD
HIDES GAS FIELD
MORAN OIL FIELD
AGOGO OIL FIELD
HEDINIA/ IAGIFU OIL FIELD
GOBE, SE GOBE OIL FIELDS
PPL 190
KIMU GAS FIELD
PRL 8
PDL 3
BARIKEWA GAS FIELD
PRL 9
KUTUBU PIPELINE
KUMUL MARINE TERMINAL
Proposed Gas Pipeline
To Port Moresby
CUE ACREAGE
0
50
KILOMETRES

PAPUA NEW GUINEA

SOUTH EAST GOBE FIELD



PPL190
Makas
PPL249
Gobe Main Field
Wasuma
South East Gobe Field
PDL4
PPL206
PDL3
SEG UNIT
PN99-215
Cobra -1
Beaver_1
Tabe
PPL190
Iehi-1
0 5
KILOMETRES
Oil
Gas
Lead
Seismic
Fault
Development well
Pipeline

... provides base income

COBRA 1 SEISMIC LINE

PN99-215



Cobra-1A
Darai Limestone
Ieru Formation
Top Hedinia Sandstone
Top Iagifu Sandstone
GAS + CONDENSATE
34 metre column
1.000
1.250
1.500
1.750
2.000
2.750
3.000

SAMPANG PSC – INDONESIA


112°30'E
113°00'E
113°30'E
7°00'S
7°30'S
Java Sea
KE Field
Bangkalan
Gresik
Sekarkorong Field
Bogomiring Field
Surabaya
Sampang PSC
Sampang
Pamekasan
Sumenep
Ketegenah Field
Kerpak Field
Kruka Field
Kuti Field
Sidoarjo
Wunut Field
Lidah Field
Karawal
KE-11A
Bakung
JERUK
JERUK - 2
Dukuh
KE-11E
Jeruk
Enau
KE-11C
KE-11HA
KE-11G
Flamboyan
Persik
Wortel
Pare
BD Field
BD-2
MS1-1
Oyong
Jalar
Paus
Herbras
XX-1st
Raja
Gurita
Ubur-Ubur
Genteng
MW-1
Puteran
Madura Offshore PSC
Maleo Field
CD-1
MDB-1
9 200 000mN
28" Diameter Pipeline
0 20
KILOMETRES
Pasuruan
Madura Strait
Probolinggo
Grati
Besuki
700 000mE
750 000mE
LEGEND
3D Seismic Survey
Oil Field
Gas Field
Mundu Play
Kujung Play
Plio-Pleistocene Play
Miocene Sands Play
MALAYSIA
INDONESIA
Location

Source Santos Ltd

OYONG DEVELOPMENT CONCEPT


Madura
Gresik
Surabaya
Oyong Gas and Oil Field
Wellhead Structure
Oil Storage Tanker
Production Barge
Oil Phase
Trans Java Pipeline
PGN Pipeline
Grati
60 km Pipeline
Onshore Gas Receiving Facilities
Gas Phase
Probolinggo
Leles
East Java

Source Santos Ltd

... two stage development

OYONG DEVELOPMENT



Well Head Deck
Stacked Template Structure (STS)
Conductor Pile
12.5m
10m
31m
3m
Sea Surface
Sea Floor

OIL PHASE

- First oil September 2007, 3Q 5000 bopd gross
- 6-10 million barrels recoverable
- 2.0 million barrels produced to 30 June 2008

GAS PHASE

- Gas Sales Agreement signed
- Gas development underway
- First gas 3Q 2009 @ 40 - 60 million cfd gross
- 100 billion cubic feet recoverable in mid case

COST

- Estimated capital cost ~ USD210 million gross
- Cue share ~ USD31.5 million

Source: Santos Ltd

WORTEL GAS DISCOVERY


Wortel
Madura Strait
Limit of Oyong 3D seismic
Wortel-2
Pare Lead
Oyong Field (3D detail mapping)
Gas
Gas above oil
Oil
Limit of Wortel reservoir
1km
Contour interval 20m
1200
1400
1600

RECOVERABLE GAS POTENTIAL (BCF)		
LOW	MID	HIGH
60	100	130

Depth Map

... tie to Oyong

WORTEL GAS DISCOVERY

- 140 metre gas column above gas/water contact
- Reservoir younger than at Oyong
- 2D seismic infill – interpreted
- Tie back to Oyong
- Development approval 3Q 2009
- First gas 4Q 2010
- Estimated CAPEX US$113 million
- Cue share US$17 million

NEW ZEALAND

MAARI OIL FIELD


5km
Maari
Maari-1
Moki-1
Maari-2
Moki-2A
PMP 38160
PEP 38413
Manaia
naia -1 (prop)
Maui-4
Water depth approx
100m


Auckland
NEW ZEALAND
LEGEND
Oil & Gas Field
Gas condensate Field
CUE Permit
Pipeline- Gas
Pipeline- Oil
Proposed well

OMV (Operator)	69%
Todd	16%
Horizon	10%
Cue	5%


Tui area fields
Maui
Kaimiro
Kapuni
Kupe South
40km

... upside potential in Maari & Manaia

MAARI DEVELOPMENT SCHEME



Wellhead Platform
Floating Production Storage Offloading (FPSO)
Anchor chains
Production and water injection wells
Subsea Production, Test, Water Injection, and Umbilical

Source OMV New Zealand

... development underway

MAARI OIL DEVELOPMENT


CAPE EGMONT FAULT
MAARI
ZONE
FAULT
MANAIA
KIWI

- Platform, FPSO installed, Development drilling underway
- First oil 1Q 2009, full production mid 2009
- Initial rate ~ 35,000 bopd
  Cue share ~ 1,750 bopd

- P_{50} oil reserves ~ 50 million barrels
  Cue share ~ 2.5 million barrels
  (area upside ~ +10-20 mmbbls)

- Capital cost ~ US$615 million gross
  Cue share ~ US$31 million
  Project loan facility US$20 million

... substantial oil production increase

NZ Permit: PEP38494



Auckland
NEW ZEALAND
Te Whatu-2
Te Whatu-1
Maari
Manaia
Pike
Paua
Tio
Matariki
Matariki
North Tasman-1
Tasman Ridge
Fresne Anticline
Puanga
Takurua
Puanga-iti
Tasman-1
Fresne-1
PEP 38494
Midcase
~ 100 million
barrels recoverable
6140000
6120000
6100000
6080000
2500000
2520000
2540000
2560000
Top Eocene fault
Anticline axis
Syncline axis
Oil Discovery
TE Prospect
TE Lead
Top Eocene TWT contours
0 3 6 12 18 24 km
Cue interest 20%

Source Todd Energy, 2008

CARNARVON BASIN PERMITS



LEGEND
Oil Field
Gas Condensate Field
Cue Operated Permit
Cue Farmout Permit
0 25km
Rose 3D Seismic Survey
Cue 100%
WA-389-P
WA-409-P
Cue 50%
Cue 20%
WA-359-P
Cue 15%
WA-361-P
Zeus
Cue 20%
WA-360-P
WA-270-P
200
Andromeda-1
Glalton-1
Brigadier-1
Gandara-1
Lacerta-1
Malus-1
Mutineer
Exeter
WA-191-P R3
WA-4-L R1
Hermes
Lambert
Angel
Talisman
Egret
Eaglehawk
Perseus
WA-17-L
WA-16-L
Cossack
Wanaea
North Rankin
Goodwyn
Echo/Yodel
Rankin
Dockerell
Dixon
Wilcox
Iago
Wheatstone
Pluto
Urania
Geryon
Dionysus
Legendre
WA-1-P R5
WA-208-P R2
W03-9
WA-2-L R1
WA-28-P R6
WA-330-P
WA-321-P
WA-254-P R1
WA-254-P R2
WA-310-P
WA-209-P R2
WA-202-P R2
WA-312-P
WA-323-P
WA-7-P R1
WA-16-R
WA-17-R
WA-253-P R1
WA-350-P
WA-267-P
253-P R1 P0
W04-9
20°

... adjacent to large fields

WA-361-P : ZEUS PROSPECT


Zeus
Zeus -1 (prop)
Perseus
Nth Rankin
Interpreted Legendre sands at Zeus represented by high amplitude reflections – possible "bright spots"
Perseus-3A (offset)
Legendre gas sands at Perseus represented by high amplitude reflections - possible "bright spots"

Source MEO, 2008

ASHMORE CARTIER LEASE AUSTRALIA


Western Australia
AC/RL7
Cash-Maple Field
Cue 20%
Recoverable gas (BCF) POTENTIAL
1P equiv 290
2P equiv 640
3P equiv 1430
~200km
~700km
Darwin
Sunrise-Troubadour
Evan Shoals
Bayu-Undan
Challis/ Cassini
Skua
Crux
Scott Reef
Ichthys
Brecknock
Gas Field
Pipeline
AC/RL7
Scale 200km

... future production potential

BASS BASIN PERMITS AUSTRALIA


VICTORIA
TASMANIA
N
Duke Energy International Tasmanian Gas Pipeline
Konkon 1
Seal 1
T/45P (Rawson Resources)
Toolka 1
Koorkah 1
T06-3 (Tap?)
Cormorant 1
King 1
Barramundi 1
Bass 1
Trefoil 1
Yolla
T/RL1
T/44P (Origin)
White Ibis 1
Bass 3
T/18P
Tarook 1
Poonboon 1
Tiarra 1
T/37P
Bass 2
Yurongi 1
Dondu 1
Nangkero 1
Squid
T/38P
Pelican 1
Pelican 5
T/41P
Chat I
T/39P
T/42P
T/43P
Durroon 1
Spikey Beach Prospect
CUEBASS08
2D Seismic Survey outline
Tasmanian Devil 1
Smithton
gas pipeline
Devonport
Tasmania
Launceston
0
25Km
LEGEND
Oil Field
Gas Condensate Field
CUE Permit (50% interest Operator)
Beach Petroleum farm-in area (Cue 10% interest)
AUSTRALIA

... focus of renewed industry interest

SPIKEY BEACH PROSPECT



Spikey Beach-1
0.500
1.000
1.500
2.000
2.500
Top Eastern View objective
Proposed TD 2078m RT
Pelican gas field

POTENTIAL

Recoverable oil	16 - 30 mmbbls
Cue share	10%

ACTIVITY TIMING



2008
2009
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
EXPLORATION SEISMIC
T/37P T/38P (2D)
WA-389-P (3D)
EXPLORATION/APPRAISAL DRILLING
PPL190 Cobra -1A
T/38P Spikey Beach -1
WA-361-P Zeus -1
PEP38413 Manaia -1
PEP38494 Matariki -1
PRL -9 Barikewa -3
DEVELOPMENT PROGRAM
MAARI
FPSO & WHP INSTALLATION
PRODUCTION DRILLING
OIL PRODUCTION
1st oil
OYONG
GAS DEVELOPMENT
GAS PRODUCTION
1st gas
WORTEL
GAS DEVELOPMENT

NET OIL PRODUCTION FORECAST



SE Gobe#
Oyong¤
Maari #
Risked Maari upside & Manaia#
Risked exploration success#
... Plus gas production 2009 onwards
Barrels of Oil Per Year X 1000
900
800
700
600
500
400
300
200
100
0
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
Barrels of Oil Per Day
-2500
-2000
-1500
-1000
- 500

\# Cue estimate 2008, 2009 wells

¤ Cue entitlement estimate (after government take)

... substantial potential future cash flow

SUMMARY

WHY INVEST IN CUE

Balanced portfolio

- Large increase in oil production
- Gas production beginning
- Appraisal drilling
- Exploration drilling
- Quality exploration acreage
- Large gas upside

END